                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                        COMMISSION FILE NUMBER  0-22403

                          NOTIFICATION OF LATE FILING

(Check One):  [x] Form 10-K      [ ] Form 11-K      [ ] Form 20-F      [ ] Form 10-Q      [ ] Form N-SAR

     For Period Ended: December 31, 2000

[ ]  Transition Report on Form 10-K        [  ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [  ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Horizon Pharmacies, Inc.

Former name if applicable:  ______________________________

Address of principal executive office:  531 W. Main Street

City, state and zip code: Denison, Texas  75020

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The registrant could not file the referenced Form 10-K without unreasonable effort or expense because it is waiting on information from certain vendors related to certain financial accounting matters that arose unexpectedly in the process of preparing the referenced Form 10-K.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Michael F. Loy  (903) 465-2397

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [x ] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


PART IV (3) EXPLANATION

     The registrant anticipates that it will report a loss of approximately $10,400,000.00 for the fiscal year ended December 31, 2000, versus a loss of $7,548,000.00 for the fiscal year ended December 31, 1999. However, the amount of such loss for the fiscal year ended December 31, 2000, may increase depending upon the information that is received from certain vendors. The primary reasons for this change in operating results are higher selling, general and administrative costs and higher interest expenses.

                            Horizon Pharmacies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2001        By:  /s/ Michael F. Loy
                           -----------------------------
                           Printed Name: Michael F. Loy
                           Title: Chief Financial Officer

                                       2